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                                           Filed by: Healtheon/WebMD Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                    Subject Company: Medical Manager Corporation
                                                  Commission File No.: 000-17822


THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF HEALTHEON/WEBMD CORPORATION AND MEDICAL MANAGER CORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW PRIOR TO THE VOTE OF THE SHAREHOLDERS OF MEDICAL MANAGER CORPORATION AND HEALTHEON/WEBMD CORPORATION WITH RESPECT TO THE MERGER.


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FOR IMMEDIATE RELEASE

Healtheon/WebMD                      MedicalManager/CareInsite
Investor Relations:                  Investor Relations/Media:
Lew Belote                           Risa Fisher
404 495 7602                         201/703-3400
lbelote@webmd.net                    rfisher@careinsite.com

Media Relations:
Jennifer Meyer
212-880-5253
Jennifer.meyer@ogilvypr.com


                HEALTHEON/WEBMD, MEDICAL MANAGER, AND CAREINSITE
                 RECEIVE REQUESTS FOR ADDITIONAL INFORMATION ON
                               PROPOSED AGREEMENT

ATLANTA and Elmwood Park, NJ. - May 31, 2000 - Healtheon/WebMD Corp. (NASDAQ:HLTH), Medical Manager Corporation (NASDAQ:MMGR), and its publicly traded subsidiary, CareInsite Inc. (NASDAQ: CARI) today announced that they had each received a regulatory request for additional information in connection with their application for Hart-Scott-Rodino clearance of the proposed agreement for Healtheon/WebMD to acquire Medical Manager and CareInsite, which was announced on February 14, 2000.

The requests extend the waiting period for Hart-Scott-Rodino clearance, during which Healtheon/WebMD, Medical Manager, and CareInsite cannot close the transaction, until 20 days following substantial compliance by the parties with the regulatory request.

ABOUT HEALTHEON/WEBMD

Healtheon/WebMD (Nasdaq: HLTH) is the first end-to-end Internet healthcare company connecting physicians and consumers to the entire healthcare industry. Healtheon/WebMD is using the Internet to facilitate a new system for the delivery of healthcare, resulting in a single, secure environment for all communications and transactions that will enable a more efficient and cost effective healthcare system. Healtheon/WebMD has its corporate headquarters in Atlanta, GA and its technology headquarters in Santa Clara, CA. For more information, visit http://www.webmd.com.

ABOUT MEDICAL MANAGER CORPORATION

Medical Manager Corporation operates three lines of business. Medical Manager Health Systems is a leading provider of physician practice management systems. Porex Corporation is a leader in the development, manufacturing and distribution of porous and solid plastic products. CareInsite, Inc., provides innovative healthcare network and



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clinical communications services that leverage Internet technology to enable the confidential exchange of clinical, administrative and financial information among physicians and their patients, and affiliated health plans, providers and suppliers.

ABOUT CAREINSITE, INC.

CareInsite, Inc. provides innovative healthcare network and clinical communications services that leverage Internet technology to enable the confidential exchange of clinical, administrative and financial information among physicians and their patients, and affiliated health plans, providers and suppliers. The Company's services are designed to improve the quality of patient care and reduce the administrative and clinical costs of healthcare. CareInsite is a 68% owned subsidiary of Medical Manager Corporation.

For more information, visit www.webmd.com, www.medicalmanager.com, www.careinsite.com.

                                      # # #

Other than historical information set forth herein, this announcement contains forward-looking statements that involve risks and uncertainties, including those relating to the ability of Healtheon/WebMD, Medical Manager Corp. and CareInsite's services to improve healthcare, decrease clinical and administrative costs and inefficiencies and accelerate physician adoption. Actual results could be materially different from those discussed in this announcement. Factors that could cause actual results to differ include, among others: the companies' limited operating history, continued growth in the use of the Internet, and acceptance of the Internet as a secure medium over which to conduct transactions. Additional risks associated with the companies' businesses can be found in the companies' periodic filings with the SEC.



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